EXHIBIT 99.1

Nuvei responds to recent press reports

MONTREAL, March 17, 2024 – Nuvei Corporation (NASDAQ: NVEI) (TSX: NVEI) (the “Company” or “Nuvei”) announces today that it is aware of recent media reports speculating as to a potential going-private transaction involving the Company.

While the Company’s policy is to not comment on rumours or speculation, the Company confirms that, in connection with expressions of interest received by the Company, the board of directors of the Company formed a special committee of independent directors (the “Special Committee”) to evaluate and consider, in consultation with the Special Committee’s and the Company’s respective financial and legal advisors, such expressions of interest as well as any other strategic alternatives that may be available under the circumstances in the best interest of the Company. The Company further confirms that it is engaged in discussions with certain third parties in connection with a potential transaction involving continued significant ownership by certain of the holders of multiple voting shares, including Phil Fayer, Nuvei’s founder, Chair and Chief Executive Officer.

The Company cautions readers that it has not entered into any agreements or understandings to effect a privatization or similar transaction, and there can be no assurance that any discussions that have taken place will result in any such agreements or understandings. The Special Committee is continuing its evaluation of the proposals received to date and the strategic alternatives available to the Company, and no decision has been made at this time whether to pursue a transaction or maintain the status quo. Given the nature of the process, the Company does not intend on commenting further unless otherwise required pursuant to applicable securities laws and regulations.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 680 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws, including with respect to the Company’s evaluation of the expressions of interest and proposals received as well as any other strategic alternatives that may be available under the circumstances and the possible outcomes thereof. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the strategic review process may not result in a transaction on suitable terms, or at all, and the other risk factors described in detail under “Risk Factors” of the Company’s annual information form filed on March 5, 2024.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information, please contact:

Investors

Chris Mammone, Head of Investor Relations

IR@nuvei.com

NVEI-IR